Mail Stop 4561

      March 14, 2006


      VIA USMAIL and FAX (480) 949 - 6009

Mr. Daniel J. Regan
Vice President and Principal Financial Officer
Great Western Land and Recreation, Inc.
7373 N. Scottsdale Road, Suite C-140
Scottsdale, AZ 85253

      Re:	Great Western Land and Recreation, Inc.
      Form 10-KSB for the year ended 9/30/2005
      Filed 12/30/2005
      	File No. 000-18808

Dear Mr. Daniel J. Regan:

      We have reviewed your response letter dated March 7, 2006 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2005

General

1. As requested in our first letter dated February 8, 2006, please provide, in writing, a statement from you acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosures in the filings;
* Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A.  Controls and Procedures, page 13

2. We have read your response to our comment one.   In future
filings, please state that the evaluation was performed as of the end of the period covered by the report.

Financial Statements and Notes

Note L - Preferred Stock, pages F-14 - F-16

3. We have read your response to comment two.   You state that
conversion rates on all series of preferred stock are fixed at the time of the issuance and you have sufficient authorized common shares to provide for conversion of all preferred shares outstanding. However, for Series A and Series B, the holder has a right to convert at a price equal to the average market price of the Company`s common
stock for the thirty business days immediately preceding the conversion. This seems to indicate that for Series A and Series B,
the conversion rates are variable.   Please tell us how you
evaluated
paragraphs 19-21 of EITF 00-19 for your Series A and Series B preferred stock issuance and clarify whether the contract limits or caps the number of shares that could be delivered under these provisions.



*  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3413 if you have questions.



						Sincerely,



Cicely Luckey
Accounting Branch Chief


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Daniel J. Regan
Great Western Land and Recreation, Inc.
March 14, 2006
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